UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885102

(CUSIP Number)

Michael L. Henry

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886885102	13D	Page 1 of 8 Pages

1.	Name of Reporting Person: Hezy Shaked
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5,	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 14,141,552
	8.	Shared Voting Power: 725,611
	9.	Sole Dispositive Power: 9,518,405
	10.	Shared Dispositive Power: 725,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,867,163
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 52.0%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 2 of 8 Pages

1.	Name of Reporting Person: Tilly Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5,	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 828,772
	9.	Sole Dispositive Power: 4,623,147
	10.	Shared Dispositive Power: 828,772
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,451,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 19.1%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 3 of 8 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5,	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 414,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 414,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.5%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 4 of 8 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5,	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 414,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 414,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.5%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 5 of 8 Pages

1.	Name of Reporting Person: Reid Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5,	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 725,611
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 725,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 725,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 2.5%
14.	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 886885102	13D	Page 6 of 8 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2016 (the “Original Statement” and, together with all amendments thereto, this “Statement”), relating to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tilly’s Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4. Purpose of Transaction

The paragraphs under the subheading “10b5-1 Plans” in Item 4 of the Statement are amended and restated in their entirety by inserting the following information:

10b5-1 Plans

Each of The Tilly Levine Separate Property Trust Established March 31, 2004, of which Ms. Levine is the trustee and beneficiary (the “Tilly Levine Separate Property Trust”), Trust I, Trust II and the LLC entered into a separate stock trading plan on April 1, 2016 in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (each, a “10b5-1 Plan”), pursuant to which each of The Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC, respectively, may sell a certain number of shares of the Issuer’s Class A Common Stock (which would be converted at the time of sale, on a one-to-one basis, from Class B Common Stock held by such Reporting Person) in specified amounts at market prices subject to specified limitations. Each of the 10b5-1 Plans for The Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC expires on the earlier of (1) July 7, 2017, May 11, 2017, May 11, 2017 and May 15, 2017, respectively, or (2) the sale of all of the shares specified under the respective 10b5-1 Plan.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of the date of this Amendment No. 1, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based upon 12,478,580 shares of Class A Common Stock and 16,069,097 shares of Class B Common Stock outstanding as of August 31, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on September 6, 2016. The information set forth below assumes the conversion of all shares of Class B Common Stock into Class A Common Stock on a one-for-one basis. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Hezy Shaked	14,867,163(1)	52.0%	14,141,552	725,611	9,518,405	725,611
Tilly Levine	5,451,919(2)	19.1%	0	828,772	4,623,147	828,772
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer	414,386	1.5%	0	414,386	0	414,386
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz	414,386	1.5%	0	414,386	0	414,386
Reid Investments, LLC	725,611	2.5%	0	725,611	0	725,611

(1)

Includes (a) 9,468,405 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power, (b) 4,623,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr.

CUSIP No. 886885102	13D	Page 7 of 8 Pages

Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine, (c) 725,611 shares of Class A Common Stock held by the LLC, for which Mr. Shaked serves as sole manager with sole voting and investment control over the securities held thereby, and (d) 50,000 shares of Class A Common Stock underlying an option granted to Mr. Shaked, of which 25,000 shares vested and became exercisable on March 24, 2015 and 25,000 shares vested and became exercisable on March 24, 2016. See Item 6 of the Original Statement.

(2)	Includes (a) 4,623,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust of which Ms. Levine is the sole trustee and beneficiary (the “Levine Shares”), and (b) 414,386 shares of Class B Common Stock held by each of Trust I and Trust II, of which Ms. Levine is trustee (828,772 shares in total). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. See Item 6 of the Original Statement.

(c)	From September 22, 2016 through November 16, 2016, the Reporting Persons disposed of an aggregate of 285,000 shares of Class A Common Stock of the Issuer in a series of transactions at prices ranging from $8.85 to $10.68 per share in open market transactions on the New York Stock Exchange pursuant to the 10b5-1 Plans related to each respective Reporting Person. Details by date, listing the number of shares of Class A Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Reporting Person	Date	Shares Disposed Of	Weighted Average Price per Share
The LLC	September 22, 2016	15,000	$9.4391
Tilly Levine	September 26, 2016	15,000	$9.2914
Tilly Levine	September 27, 2016	15,000	$9.1002
Trust I	September 28, 2016	10,000	$9.1137
Trust II	September 28, 2016	10,000	$9.1204
Tilly Levine	October 12, 2016	15,000	$9.5065
Tilly Levine	October 13, 2016	15,000	$9.3254
The LLC	October 20, 2016	15,000	$9.5403
Tilly Levine	October 21, 2016	15,000	$9.4811
Tilly Levine	October 24, 2016	15,000	$9.6224
Trust I	October 25, 2016	10,000	$9.8671
Trust II	October 25, 2016	10,000	$9.8700
Tilly Levine	November 1, 2016	15,000	$8.9998
Tilly Levine	November 2, 2016	15,000	$9.1283
Tilly Levine	November 7, 2016	15,000	$9.5298
Tilly Levine	November 8, 2016	15,000	$9.2341
Trust I	November 10, 2016	10,000	$9.6039
Trust II	November 10, 2016	10,000	$9.6076
Tilly Levine	November 14, 2016	15,000	$10.2675
Tilly Levine	November 15, 2016	15,000	$10.2461
The LLC	November 16, 2016	15,000	$10.5473

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past sixty days.

(d)	None.

(e)	Not applicable.

CUSIP No. 886885102	13D	Page 8 of 8 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Tilly Levine Voting Trust Agreement, dated June 30, 2011, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

2	First Amendment to the Tilly Levine Voting Trust Agreement, dated December 4, 2012, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

3	Form of 10b5-1 Plan (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

4	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2016

/s/ Hezy Shaked
Hezy Shaked

/s/ Tilly Levine
Tilly Levine

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer

/s/ Tilly Levine
Tilly Levine Trustee

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz /s/ Tilly Levine
Tilly Levine Trustee

Reid Investments, LLC a Delaware limited liability company /s/ Hezy Shaked
Hezy Shaked Manager